Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS

	Three Months Ended		Year Ended		Year Ended		Year Ended	Year Ended
	March 31,		December 31,		December 31,		December 31,	December 31,
	2018		2017		2016		2015	2014
	(unaudited)
Earnings:
Pretax income before preferred shared from continuing operations	$(169,620)		$(343,321)		$12,433,855		$57,717,463	$45,636,957
Non-controlling interest	—		(229,547)		6,627,890		965,007	—
Equity in earnings of unconsolidated subsidiaries	292,297		(5,973,088)		(2,388,038)		(4,766,980)	(949,180)
Cash income received from unconsolidated entities	—		1,869,247		2,963,499		1,163,805	—
Fixed charges	14,390,345		53,765,276		56,568,114		43,528,402	60,957,469
Total	$14,513.022		$49,088.567		$76,205.32		$98,607.697	$105,645.246

Fixed Charges:
Interest (expensed and capitalized)	$12,283,067		$45,223,899		$48,186,795		$36,729,426	$52,298,502
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,101,209		8,523,738		8,343,513		6,763,854	8,629,755
Estimate of interest within rental expenses	6,069		17,639		37,806		35,122	29,212
Total	$14,390.345		$53,765.276		$56,568.114		$43,528.402	$60,957.469

Preferred stock dividend	$5,209,961		$24,091,021		$24,437,458		$17,175,869	$7,221,041

Ratio of earnings to combined fixed charges	1.01		—	(2)	1.35		2.27	1.73
Ratio of earnings to combined fixed charges and preferred stock dividends	—	(3)	—	(3)	—	(3)	1.62	1.55

(1)	The Company did not have any shares of preferred stock outstanding until June 2012 and paid its first preferred stock dividend in July 2012.

(2)	The dollar amount of the deficiency for the year ended December 31, 2016 was $4.7 million.

(3)	The dollar amount of the deficiency for the year ended December 31, 2018, 2016 and 2015 was $5.1 million, $28.8 million and $4.8 million, respectively.